

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 15, 2010

<u>Via US Mail and Facsimile: (301) 428-1635</u>

Grant A. Barber
Executive Vice President and Chief Financial Officer
Hughes Network Systems, LLC
11717 Exploration Lane
Germantown, MD 20876

> **Re:** **Hughes Network Systems, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
> **File No. 333-138009**

Dear Mr. Barber:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director